LARSEN & TOUBRO LIMITED

SECRETARIAL DEPARTMENT

Regd. Off.: L&T House, Ballard Estate, P. O. Box 278, Mumbai 400 001 • Phone : 22685656 • Fax : 91-22-22685893

E-Mail :

FEB -2 7:21

82-3957

Ref :

SEC/DS/ 2004

January 15, 2004

Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094(3-6), 450 Fifth Street [redacted]
Washington DC 20549-U.S.A.,

04012529

SUPPL

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Dear Sir,

Sub : Consideration of unaudited financial results for the quarter ended 31st December 2003.

We wish to inform you that a Meeting of the Board of Directors of the Company will be held on Friday, 30th January 2004 inter-alia, to consider and take on record the unaudited financial results of the Company for the quarter ended 31st December 2003.

Thanking you,

Yours faithfully,
For LARSEN & TOUBRO LIMITED

S.V.SUBRAMANIAN
COMPANY SECRETARY

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